Exhibit 99.1

Sundial Announces Elimination of Senior Secured Second Lien Convertible Notes

CALGARY, AB, Nov. 30, 2020 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") provides an update on the elimination of its senior secured second lien convertible notes and further improvements to its balance sheet. All amounts are denominated in Canadian dollars unless otherwise noted.

The holder of Sundial senior secured second lien convertible notes has fully converted all notes from the original issuance of $73.2 million on June 5, 2020.

Sundial's remaining secured indebtedness consists of $72 million outstanding under its senior secured credit facility.

Over the last six months, Sundial has raised net cash proceeds of $117 million through equity and equity linked issuances. The Company has 744 million common shares outstanding and an unrestricted cash balance of $85 million that has increased predominantly due to recent material warrant exercises, providing significant stability and financial flexibility to pursue growth and strategic opportunities.

"Sundial's long-term viability is a prerequisite for the creation of shareholder value," said Sundial's CFO, Jim Keough. "While the process of raising capital and converting debt into equity has placed near-term pressure on the price of our common shares, it has been essential to improving the company's financial strength, providing us with the resources and strategic flexibility to pursue a path to profitability."

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals,  and the Company's ability to achieve profitability. In addition, depending on the development of the cannabis market and the Company's ability to capture any growth opportunities, future liquidity issues may arise, which could have a material adverse effect on our business, results of operations and financial condition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including those identified in the Company's Annual Report on Form 20-F, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:30e 30-NOV-20